Exhibit 12

Bank of America Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year Ended December 31
(Dollars in millions)	2005	2004	2003	2002	2001
Excluding Interest on Deposits
Income before income taxes	$24,480	$20,908	$15,781	$13,479	$11,246
Equity in undistributed earnings of unconsolidated subsidiaries	(151)	(135)	(125)	(6)	(6)
Fixed charges:
Interest expense	18,397	9,072	6,105	6,363	9,360
1/3 of net rent expense (1)	585	512	398	383	379

Total fixed charges	18,982	9,584	6,503	6,746	9,739
Preferred dividend requirements	27	23	6	6	7

Fixed charges and preferred dividends	19,009	9,607	6,509	6,752	9,746

Earnings	$43,311	$30,357	$22,159	$20,219	$20,979

Ratio of earnings to fixed charges	2.28	3.17	3.41	3.00	2.15

Ratio of earnings to fixed charges and preferred dividends	2.28	3.16	3.40	2.99	2.15

	Year Ended December 31
(Dollars in millions)	2005	2004	2003	2002	2001
Including Interest on Deposits
Income before income taxes	$24,480	$20,908	$15,781	$13,479	$11,246
Equity in undistributed earnings of unconsolidated subsidiaries	(151)	(135)	(125)	(6)	(6)
Fixed charges:
Interest expense	27,889	14,993	10,667	11,632	18,206
1/3 of net rent expense (1)	585	512	398	383	379

Total fixed charges	28,474	15,505	11,065	12,015	18,585
Preferred dividend requirements	27	23	6	6	7

Fixed charges and preferred dividends	28,501	15,528	11,071	12,021	18,592

Earnings	$52,803	$36,278	$26,721	$25,488	$29,825

Ratio of earnings to fixed charges	1.85	2.34	2.41	2.12	1.60

Ratio of earnings to fixed charges and preferred dividends	1.85	2.34	2.41	2.12	1.60

(1)	Represents an appropriate interest factor.